Efemçukuru Gold Mine, Turkey Technical Report

CERTIFICATE OF QUALIFIED PERSON

Sean McKinley, P.Geo.
1188 Bentall 5, 550 Burrard St.
Vancouver, BC
Tel: (604) 601-6658
Fax: (604) 687-4026

Email: Sean.McKinley@eldoradogold.com

I, Sean McKinley, am a Professional Geoscientist, employed as Senior Geologist Resource Development, of Eldorado Gold Corporation and reside at 2231 Bellevue Ave, in the City of Coquitlam, in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Efemçukuru Gold Mine, Turkey, with an effective date of December 31, 2019.

I am a member of the Engineers & Geoscientists British Columbia (formerly the Association of Professional Engineers and Geoscientists of British Columbia). I graduated from Queen’s University in Kingston, Ontario with a Bachelor of Science (Honours) degree in geology in 1992 and subsequently obtained a Master of Science degree in geology from the University of British Columbia.

I have practiced my profession continuously since 1996 and have been involved in: mineral exploration (both greenfields and brownfields), mine geology (underground and open pit settings) and geological modelling on gold, copper, lead, zinc and silver projects in Canada, Ireland, Sweden, China, Mexico, Romania, Greece and Turkey.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Efemçukuru Gold Mine on numerous occasions with my most recent visit occurring on February 6 to 7, 2019.

I was responsible for the preparation of the sections in this report concerned with geological information, exploration and drilling for this technical report. I am responsible for the preparation or supervising the preparation of items 7, 8, 9, 10 and 23 in the technical report.

I have had continual prior involvement with the property that is the subject of this technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Efemçukuru Gold Mine, Turkey, with an effective date of December 31, 2019, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Vancouver, British Columbia, this 28th day of February 2020.

“Signed and Sealed”

Sean McKinley
Sean McKinley, P.Geo.